Exhibit 99.28(d)(ii)(2)

Execution Version

Second Amendment to

Investment Advisory Agreement for Subadviser

Second Amendment dated November 16, 2022 to the Investment Subadvisory Agreement dated February 1, 2021 and amended February 9, 2021 (the “Agreement”) made between GLOBAL ATLANTIC INVESTMENT ADVISORS, LLC (the “Advisor”), an Indiana limited liability corporation registered as an investment advisor under the Investment Advisors Act of 1940, Forethought Variable Insurance Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio and FRANKLIN ADVISERS, INC. (“Franklin” or the “Subadvisor”). Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

In accordance with Section 14 of the Agreement, effective September 1, 2022, the parties hereby amend the Agreement as follows:

1. Section 3 of the Agreement is deleted and replaced in its entirety with the following:

Compensation of Subadviser. As compensation for all investment advisory and management services to be rendered hereunder by the Subadviser with respect to the portion of the Fund designated by the Investment Adviser as the “Fixed Income Portion”, the Investment Adviser will pay the Subadviser an annual fee, computed daily and paid quarterly in arrears, which varies in accordance with the net asset value of the Fixed Income Portion of the Fund minus any investment allocation of the Fixed Income Portion of the Fund to a registered investment company advised by Franklin or an affiliate of Franklin. The annual subadvisory fee is expressed as a percent of the average daily net assets of the Fixed Income Portion of the Fund as follows:

[INSERT FEE SCHEDULE]

In addition to the compensation provided for above with respect to the Fixed Income Portion of the Fund, as compensation for all investment advisory and management services to be rendered hereunder by the Subadviser with respect to the portion of the Fund designated by the Investment Adviser as the “Equity Portion” (which will be separate and distinct from the Fixed Income Portion), the Investment Adviser will pay the Subadviser an annual fee, computed daily and paid quarterly in arrears, which varies in accordance with the net asset value of the Equity Portion of the Fund minus any investment allocation of the Equity Portion of the Fund to a registered investment company advised by Franklin or an affiliate of Franklin. The annual subadvisory fee is expressed as a percent of the average daily net assets of the Equity Portion of the Fund as follows:

[INSERT FEE SCHEDULE]

For any period less than a full fiscal quarter during which this Agreement is in effect, each fee shall be prorated according to the proportion which such period bears to a full fiscal quarter. The Subadviser's fees shall be payable solely by the Investment Adviser. The Fund shall have no responsibility for such fees.

For purposes hereof, the value of net assets of the Fund (and of each portion of the Fund, as provided above) shall be computed in the manner specified in the Fund’s Prospectus and Statement of Additional Information for the computation of the value of the net assets of the Fund in connection with the determination of net asset value of its shares. On any day that the net asset value determination is suspended as specified in the Fund’s Prospectus, the net asset value for purposes of calculating the advisory fee shall be calculated as of the date last determined.

[Signature Page Follows]

Execution Version

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement to be effective upon the date above.

Forethought Variable Insurance Trust

By its authorized officer,

By:	/s/ Eric D. Todd
Name:	Eric D. Todd
Title:	President

Global Atlantic Investment Advisors, LLC

By its authorized officer,

By:	/s/ Eric D. Todd
Name:	Eric D. Todd
Title:	President

Franklin Advisers, Inc.

By its authorized officer,

By:	/s/ Edward Perks
Name:	Edward Perks
Title:	President, CIO